                                                                      Exhibit 4n

                          PRUCO LIFE INSURANCE COMPANY
                       [2999 NORTH 44th STREET, SUITE 250
                             PHOENIX, ARIZONA 85014]

                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is made a part of your Annuity.

Your Annuity is amended at your request so that it may qualify as an Individual Retirement Annuity ("IRA") under Section 408 of the Internal Revenue Code, as amended (the "Code"). If the terms of this Endorsement conflict with the Annuity (including any schedules, endorsements, riders or amendments that are made a part of your Annuity), the provisions of this Endorsement shall control. This Endorsement contains numerous references to various Code sections, Income Tax Regulations and Internal Revenue Service ("IRS") rulings and notices. Such references are subject to change and this Endorsement will follow the most current guidelines. Capitalized terms are as defined in the Annuity or this Endorsement. Any reference to specific limits, definitions, or tables under the Code or Income Tax Regulations shall include any applicable successor or replacement limit, definition, or table. We may amend your Annuity or this Endorsement to comply with applicable tax requirements. Your consent to any such changes will be sought only if required by the state in which the Annuity was issued. Should you not consent to such changes, you may not continue the Annuity as an IRA. This Endorsement supersedes any previous IRA Endorsement that may have been provided with your Annuity. Your Annuity and this Endorsement do not constitute a plan document.

Should you exercise the Right to Cancel provision of your Annuity within seven
(7) days after you receive your Annuity, you will receive a refund. The refund will be equal to the greater of: (1) a full refund of the Purchase Payment and
(2) the current Account Value of the Annuity. After seven (7) days, the terms of your right to cancel will revert back to the terms of the Right to Cancel provision of your Annuity. Please refer to the Right to Cancel provision of your Annuity for additional information.

Exclusive Benefit - The Annuity is established for the exclusive benefit of you and any beneficiary.

Designated Beneficiary - Designated Beneficiary shall have the meaning provided under the Code and any applicable regulations.

Owner/Participant - The term "Owner" may be referred to as "Participant" in your Annuity. Except where otherwise indicated or required by law, references to "you" or "your" in this Endorsement shall be understood to mean the IRA Owner or a surviving Spouse that elects to treat the Annuity as his or her own IRA.

Prohibition of Loans - Loans are not available. Any loan provision of your Annuity of which this Endorsement is made a part is hereby deleted.

Code and Other Restrictions:

1. Restrictions on Designations - The "IRA Owner" is an individual who is the sole Owner, the Annuitant, and a measuring life. These designations may not be changed except as permitted by law. The IRA Owner may name a Contingent Annuitant only where the Contingent Annuitant is also the Designated Beneficiary.

2. Nontransferability - This Annuity may not be sold, transferred, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than Pruco Life Insurance Company. This Annuity is not transferable. The requirements of this section shall not be deemed to preclude a transfer to a Spouse or former Spouse under a divorce or separation instrument.

3. Nonforfeitability - Your interest in the Annuity, and that of any Beneficiary following your death, may not be forfeited.

4. Annuity Option - If you choose an annuity option, it must provide payments that will at least equal the required minimum distributions under the Code. The distribution period chosen cannot exceed the periods specified in section 1.401(a)(9)-6 of the Income Tax Regulations.

     After the IRA Owner's death, all payments made under an annuity option providing payments based on joint lives must be made to the surviving measuring life while the surviving measuring life is alive.

Contributions

1. Maximum Permissible Amount - A contribution permitted under the Annuity ("Contribution") is an amount paid to us in cash which, except as noted below, does not exceed $4,000 for any taxable year beginning in 2005 through 2007; $5,000 for any taxable year beginning in 2008 and years thereafter. After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code section 219(b)(5)(D). Such adjustments will be made in multiples of $500. A Contribution in the form of a non-taxable transfer or a rollover as described in Code sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) and
     457(e)(16) or a contribution made in accordance with the terms of a Simplified Employee Pension under Code section 408(k) is not subject to the contribution limits described above. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Section 408(p) of the Code. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE IRA plan. Finally, no contributions will be accepted from a Designated Beneficiary under an inherited IRA (other than a surviving Spouse that has elected to treat the Annuity as his or her own IRA).

     In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $500 for 2005; and $1,000 for any taxable year beginning in 2006 and years thereafter.

     In addition to the amounts described in the paragraphs above, an individual may make a repayment of a qualified reservist distribution described in Code section 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period or by August 17, 2008,if later.

     In addition to the amounts described in the paragraphs, an individual who was a participant in a Code section 401(k) plan of a certain employer in bankruptcy described in Code section 219(b)(5)(C) may contribute up to $3,000 for taxable years beginning after 2006 and before 2010 only. An individual who makes contributions under this paragraph may not also make contributions under the age 50 and older catch-up limit described above.

2. Refund of contributions - Any refund of contributions (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of future contributions or the purchase of additional benefits.

Distributions

1. Required Minimum Distributions - Required minimum distributions ("Minimum Distributions") shall be made in accordance with the requirements of Code section 408(b)(3), including the incidental death benefit requirements of Code section 401(a)(9)(G), and the corresponding regulations, the provisions of which are incorporated herein by reference. If Minimum Distributions are not made in the form of an annuity on a irrevocable basis (except for acceleration), the distribution of the interest in the IRA (as determined below) must satisfy the requirements of Code section 408(a)(6) and the corresponding regulations instead of the provisions of this distribution section. The Minimum Distribution amounts applicable to you may depend on other annuities, savings or investments of which we are unaware. Required Minimum Distributions must be calculated separately for each IRA. However, you may satisfy the Minimum Distribution requirements under the applicable sections of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum Distribution Requirements for other IRAs. We calculate required Minimum Distributions only with respect to this Annuity. You may elect to have the Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Required Minimum Distributions must be made in intervals of no longer than one year.

     The entire interest under the Annuity, including any increases as required by Q&As 1 and 4 of section 1.401(a)(9)-6 of the Income Tax Regulations and the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and 8 of section 1.408-8 of the Income Tax Regulations, must be distributed or begin to be distributed no later than April 1 following the calendar year in which you attain age 70 1/2 or such later date as permitted by law ("Required Beginning Date"). The first required payment can be made as late as the Required Beginning Date and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

     Each Minimum Distribution will be taken from the allocation options you select. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity. However, the portion of any Minimum Distribution that can be taken from any Fixed Rate Options, DCA MVA Options or MVA Options may not exceed the then current ratio between your Account Value in all Fixed Rate Options, DCA MVA Options or MVA Options you maintain and your total Account Value. The liquidity factor in the MVA formula and the DCA MVA formula shown in your Annuity is not applied to any portion of Minimum Distributions taken from MVA Options or DCA MVA Options.

     No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Minimum Distributions over your life or life expectancy, but only to the extent of the Minimum Distribution required to be distributed from your Annuity at the time it is taken. The Contingent Deferred Sales Charge may apply to additional amounts withdrawn to meet Minimum Distribution requirements in relation to other retirement programs you may maintain.

     Amounts withdrawn as Minimum Distributions are considered to come first from the amounts available as a free withdrawal as of the date of the yearly calculation of the Minimum Distribution amount. Minimum Distributions over that amount to meet the requirements based on your Annuity are not deemed to be a liquidation of Purchase Payments.

     Prior to the Required Beginning Date, you may elect to have the balance in the Annuity distributed under one of the following methods or any other method we may make available at such time that meets the requirements of the Code and the underlying regulations:

     (a)  a lump sum payment;

     (b)  payments over your life;

     (c)  payments over your life and the life of a Designated Beneficiary;

     (d) payments over a specified period that may not be longer than your life expectancy; or

     (e) payments over a specified period that may not be longer than the joint life and last survivor expectancy of you and the Designated Beneficiary.

     After the Annuity Date, distributions must be in the form of periodic payments and must be either nonincreasing or may increase only as provided in Q&As 1 and 4 of section 1.401(a)(9)-6 of the Income Tax Regulations.

     If by the Required Beginning Date, you have not elected annuity payments under one of the available methods, you must begin taking Minimum Distributions from this IRA or another savings vehicle subject to the Minimum Distribution requirements equal to the quotient obtained by dividing the entire interest under the IRA as of the end of the preceding year by the distribution period in the Uniform

     Lifetime Table in Q&A-2 of section 1.401(a)(9)-9 of the Income Tax Regulations, using your age as of your birthday in the applicable year. If the sole Designated Beneficiary of the IRA is your surviving Spouse and such Spouse is more than 10 years younger than you, you may elect to have the distribution period determined under the Joint and Last Survivor Table in Q&A-3 of section 1.401(a)(9)-9, using the ages as of your and your Spouse's birthdays in the applicable year.

2. Distributions Upon or After the Death of the Owner

     (a) Death On or After the Required Beginning Date - If your death occurs on or after the Required Beginning Date (and paragraph (c) below does not apply), the remaining portion of your interest will be distributed at least as rapidly as follows:

          (i) If a Designated Beneficiary is someone other than your surviving Spouse, the remaining interest will be distributed over the remaining life expectancy of the Designated Beneficiary, with such life expectancy determined using the Beneficiary's age as of his or her birthday in the calendar year following the calendar year of your death, or over a period described in paragraph 2(a)(iii) below if longer.

          (ii) If the sole Designated Beneficiary is your surviving Spouse, the remaining interest will be distributed over such Spouse's life expectancy or over the period described in paragraph 2(a)(iii) below if longer. Any interest remaining after such Spouse's death will be distributed over such Spouse's remaining life expectancy determined using the Spouse's age as of his or her birthday in the calendar year of the Spouse's death, or, if the distributions are being made over the period described in paragraph 2(a)(iii) below, over such period.

          (iii) If there is no Designated Beneficiary, or if applicable by operation of paragraph 2(a)(i) or 2(a)(ii) above, the remaining interest will be distributed over your remaining life expectancy determined using your age as of your birthday in the calendar year of your death.

          (iv) The amount to be distributed each year under paragraph 2(a)(i), 2(a)(ii) or 2(a)(iii) beginning with the calendar year following the calendar year of your death, is the quotient obtained by dividing the value of the IRA as of the end of the preceding year by the remaining life expectancy specified in such paragraph. Life expectancy is determined using the Single Life Table in Q&A-1 of section 1.401(a)(9)-9 of the Income Tax Regulations.

          (v) If the distributions are being made to a surviving Spouse as the sole Designated Beneficiary, such Spouse's remaining life expectancy for a calendar year is the number in the Single Life Table corresponding to such Spouse's age in the applicable year. In all other cases, remaining life expectancy for a calendar year is the number in the Single Life Table corresponding to the Beneficiary's or individual's age in the calendar year specified in paragraph 2(a)(i), 2(a)(ii) or 2(a)(iii) and reduced by 1 for each subsequent year. In most cases, distributions under any option chosen can be taken more rapidly than is required under the Code.

     (b) Death After Annuity Payments Commence - If distributions irrevocably commenced (except for acceleration) to you over a period permitted and in an annuity form acceptable under Q&A-2 of section 1.401(a)(9)-6 of the Income Tax Regulations, benefits will continue to be paid at least as rapidly as under the distribution method then in effect.

     (c) Death Before the Required Beginning Date - If your death occurs before the Required Beginning Date and distributions have not irrevocably commenced (except for acceleration) to you over a period permitted and in an annuity form acceptable under Q&A-2 of section 1.401(a)(9)-6 of the Income Tax Regulations, your entire interest in the Annuity will become payable upon receipt of Due Proof of Death under one of the alternative methods described below or made available by us at such time:

          (i) If the Designated Beneficiary is someone other than your surviving Spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of your death, over the remaining life expectancy of the Designated Beneficiary, with such life expectancy determined using the age of the Beneficiary as of his or her birthday in the calendar year following the calendar year of your death, or, if elected, in accordance with paragraph 2(c)(iii) below.

          (ii) If the sole Designated Beneficiary is your surviving Spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of your death (or by the end of the calendar year in which you would have attained age 70 1/2, if later), over such Spouse's life, or, if elected, in accordance with paragraph 2(c)(iii) below. If the surviving Spouse dies before distributions are required to begin, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the Spouse's death, over the Spouse's Designated Beneficiary's remaining life expectancy determined using such Beneficiary's age as of his or her birthday in the calendar year following the death of the Spouse, or, if elected, will be distributed in accordance with paragraph 2(c)(iii) below. If the surviving Spouse dies after distributions are required to begin, any remaining interest will be distributed over the Spouse's remaining life expectancy determined using the Spouse's age as of his or her birthday in the year of the Spouse's death.

          (iii) If there is no Designated Beneficiary, or if applicable by operation of paragraph 2(c)(i) or 2(c)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of your death (or of the Spouse's death in the case of the surviving Spouse's death before distributions are required to begin under paragraph 2(c)(ii) above).

          (iv) The amount to be distributed each year under paragraph 2(c)(i) or 2(c)(ii) is the quotient obtained by dividing the value of the IRA as of the end of the preceding year by the remaining life expectancy specified in such paragraph. Life expectancy is determined using the Single Life Table in Q&A-1 of section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving Spouse as the sole Designated Beneficiary, such Spouse's remaining life expectancy for a calendar year is the number in the Single Life Table corresponding to such Spouse's age in the applicable calendar year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary's or individual's age in the calendar year specified in paragraph 2(c)(i) or 2(c)(ii) and reduced by 1 for each subsequent year.

          (v) A lump sum distribution. This option must be exercised by the end of the calendar year containing the fifth anniversary of your death.

               You may elect the method. If no choice is made, the Beneficiary may make the election. Except as noted below, if no election is made on or before December 31 of the calendar year immediately following the calendar year of your death, the amount to be distributed will be payable immediately thereafter pursuant to paragraph 2(c)(iii).

     (d) When Required Distributions Commence - For purposes of paragraphs 2(a) and (b) above, Required Distributions are considered to commence on the individual's Required Beginning Date or, if applicable, on the date distributions are required to begin to the surviving Spouse under paragraph 2(c)(ii) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Code section 1.401(a)(9)-6 of the Income Tax Regulations, then Required Distributions are considered to commence on the annuity starting date.

     (e) Surviving Spouse as Designated Beneficiary - If the sole Designated Beneficiary is your surviving Spouse, the Spouse may treat the Annuity as his or her own IRA provided the Spouse meets the requirements of the terms of your Annuity. Except as may be required by law, all provisions of this Annuity that do not specifically terminate upon your death will then be applied to the Spouse. This election will be deemed to have been made if such surviving Spouse makes a regular IRA contribution to the Annuity, makes a rollover to or from the Annuity, or fails to elect any of the above Minimum Distribution methods or any other method we make available at such time. This election is not available if annuity payments have commenced.

     (f) Inherited IRA transferred from another IRA provider - If this Annuity is an inherited IRA that has been transferred by the Designated Beneficiary from another annuity provider, distributions will be made to the Designated Beneficiary (or any successor Beneficiary if applicable upon the death of the Designated Beneficiary) in accordance with these provisions governing distributions upon or after the death of the Owner. For this purpose, the original owner of the inherited IRA will be treated as the IRA Owner in applying these provisions. This subsection shall not apply if the Designated Beneficiary is a surviving Spouse that has elected to treat the Annuity as his or her own IRA.

"Interest" Defined - The "interest" in the Annuity includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of
Section 1.408-8 of the Income Tax Regulations. Also, prior to the date that annuity payments commence on an irrevocable basis (except for acceleration) the "interest" in the Annuity includes the actuarial value of any other benefits provided under the Annuity, such as guaranteed Death Benefits, unless otherwise provided by applicable federal tax law.

Annual Reports - We shall furnish annual calendar year reports concerning the status of the IRA and such information concerning required Minimum Distributions as is prescribed by the Commissioner of Internal Revenue.

                          PRUCO LIFE INSURANCE COMPANY

                                    [GRAPHIC]
                      [-----------------------------------]
                                    Secretary